Filed by LifeSci Acquisition II Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Science 37, Inc.

Commission File No. 001-39727

Date: July 16, 2021

Science 37 TECHNOLOGIES

Analyst Day Presentation.



July 16th, 2021

Disclaimers and Other Important Information

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a Potential Business Combination between Science 37, Inc. ("Science 37") and LifeSci Acquisition II Corp. ("LSAQ") and related transactions (the "Potential Business Combination") and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of LSAQ and Science 37, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Science 37 and the Potential Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof.

This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. LSAQ and Science 37 reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will LSAQ, Science 37 or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither LSAQ nor Science 37 has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with LSAQ, Science 37 or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Science 37 or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Science 37 and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Forward-Looking Statements

This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Potential Business Combination between Science 37 and LSAQ, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Science 37 and the markets in which it operates, and Science 37's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result" and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of LSAQ's securities, (ii) the risk that the transaction may not be completed by LSAQ's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by LSAQ, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of LSAQ and Science 37, the satisfaction of the minimum trust account amount following redemptions by LSAQ's public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Potential Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Science 37's business relationships, performance, and business generally, (vii) risks that the Potential Business Combination disrupts current plans of Science 37 and potential difficulties in Science 37 employee retention as a result of the Potential Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Science 37 or against LSAQ related to the agreement and plan of merger or the Potential Business Combination, (ix) the ability to maintain the listing of LSAQ's securities on the Nasdaq Capital Market ("Nasdaq"), (x) the price of LSAQ's securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Science 37 plans to operate, variations in performance across competitors, changes in laws and regulations affecting Science 37's business and changes in the combined capital structure (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities, and (xii) the potential adverse effects of the ongoing global COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of LSAQ's Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by LSAQ from time to time with the U.S. Securities and Exchange Commission (the "SEC"). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Science 37 and LSAQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Science 37 nor LSAQ gives any assurance that either Science 37 or LSAQ will achieve its expectations.

Disclaimers and Other Important Information (continued)

Use of Projections
This Presentation contains projected financial information with respect to Science 37. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

Financial Information; Non-GAAP Financial Terms
The financial information and data contained this Presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement/prospectus or registration statement or other report or document to be filed or furnished by LSAQ with the SEC.

Furthermore, some of the projected financial information and data contained in this Presentation, such as Adjusted EBITDA (and related measures), has not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Science 37 and LSAQ believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Science 37's financial condition and results of operations. Science 37's management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Science 37 and LSAQ believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Science 37's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Science 37 does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Science 37's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review Science 37's audited financial statements, which will be presented in LSAQ's proxy statement/prospectus to be filed with the SEC, and not rely on any single financial measure to evaluate Science 37's business. A reconciliation of non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Science 37 is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these Non-GAAP financial measures.

Trademarks
This Presentation contains trademarks, service marks, trade names, and copyrights of Science 37, LSAQ and other companies, which are the property of their respective owners.

Additional Information and Where to Find It
This document relates to a Potential Business Combination between Science 37 and LSAQ. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. LSAQ confidentially filed a registration statement on Form S-4 that includes a proxy statement of LSAQ and a prospectus of LSAQ. The proxy statement/prospectus will be sent to all LSAQ and Science 37 stockholders. LSAQ also will file other documents regarding the Potential Business Combination with the SEC. Before making any voting decision, investors and security holders of LSAQ and Science 37 are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Potential Business Combination as they become available because they will contain important information about the Potential Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LSAQ through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by LSAQ may be obtained free of charge from LSAQ's website at www.lifesciacquisition.com/spac-2/ or by written request to LSAQ at LifeSci Acquisition II Corp., 250 West 55th Street, Suite 34, New York, NY 10019.

Participants in Solicitation
LSAQ and Science 37 and their respective directors and officers may be deemed to be participants in the solicitation of proxies from LSAQ's stockholders in connection with the Potential Business Combination. Information about LSAQ's directors and executive officers and their ownership of LSAQ's securities is set forth in LSAQ's filings with the SEC, including LSAQ's Registration Statement on Form S-1, which was filed with the SEC on October 14, 2020. To the extent that holdings of LSAQ's securities have changed since the amounts printed in LSAQ's Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Potential Business Combination may be obtained by reading the proxy statement/prospectus regarding the Potential Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Today's Presenters



David Coman
Chief Executive Officer



Chris Ceppi
Chief Product Officer



Darcy Forman
Chief Delivery Officer



Steve Geffon
Chief Commercial Officer



Drew Bustos
Chief Strategy & Marketing Officer



Mike Zaranek
Chief Financial Officer

Agenda

01	Company Overview	David Coman	35 Min
02	Technology Platform	Chris Ceppi	25 Min
03	Delivery Model	Darcy Forman	20 Min
04	Growth Strategy	Drew Bustos & Steve Geffon	20 Min
05	Financial Overview	Mike Zaranek	25 Min
06	Closing Remarks and Q&A		30 Min

Company Overview



David Coman
Chief Executive Officer

Highly Experienced in Technology and Science.



David Coman
Chief Executive Officer



Mike Zaranek
Chief Financial Officer



Steven Geffon
Chief Commercial Officer



Darcy Forman
Chief Delivery Officer



Jim Young
Chief HR Officer



Jonathan Cotliar
Chief Medical Officer



Chris Ceppi
Chief Product Officer



Drew Bustos
Chief Strategy and Marketing Officer



Christine Pellizzari
Chief Legal Officer



Anita Modi
VP Business Transformation

QUINTILES ERT | IQVIA EY | medrio ERT | FIRMA Clinical Research, Clinipace Clinical Research | WebMD aptuit

Harbor-UCLA Medical Center | MuckerCapital PING | IQVIA ERT | insmed Aegerion Pharmaceuticals | athenahealth

Science 37 Investment Highlights.

Disrupting the $60b Clinical Trial Industry

- Up to 15x faster than traditional clinical trials
- Up to 28x greater patient/participant retention
- Up to 3x more diverse participants

Category-Defining Clinical Trial Operating System

- Unifying technology platform to enable workflow, evidence generation and data harmonization
- On-demand telemedicine investigators and gig-economy nursing for home visits
- Integrations into networks (EHR and EDC) and connected devices to expedite trial operations

Strong Financial Performance

- $444M net bookings in 2025 expected to increase from $119M in 2021
- $362M revenue in 2025 expected to increase from $52M in 2021
- Gross profit margin expected to increase to 55% in 2025

Significant Growth Opportunities Ahead

- Model expansion: commercial, geographic, technology
- Expanded offerings: rapidly growing adjacencies
- Potential M&A opportunities

Clinical Trial Model is Ripe for Disruption.

Traditional Site-Centric Model is Not Working…

Clinical Trial model has not changed in >90 years

- Multiple legacy technologies with technical debt
- Poorly integrated systems lead to redundant resources and duplicate work
- Redundant processes to fully leverage new technologies and workflow

Traditional Clinical Trials

1920s 2010s



Sponsor
Site
Coordinator
Investigator
Nurse
Contract
Research
Associates
Patients

Declining Performance

~ 80%[1]
TRIALS EXPERIENCE DELAYS

~ 20%[2]
AVG. PATIENT DROPOUT RATE

~ 14%[3]
MINORITIES REPRESENTED

7-13[4]
YEARS TO LAUNCH A DRUG

1. Source: Article from Drug Development & Drug delivery https://drug-dev.com/cost-of-disrupted-clinical-research-due-to-covid-19-equates-to-10-billion-potential-study-delays
2. Source: Tufts Center for the Study of Drug Development – Impact Report – Volume 22 Number 1 – January/February 2020: https://static1.squarespace.com/static/5a9eb0c8e2ccd1158288d8dc/t/5e300c3dd4520c015cb8a4b1/1580219453985/JanFeb2020_CropSummary.JPG
3. Source: Article from Nature - When will clinical trials finally reflect diversity? - 09 May 2018: https://www.nature.com/articles/d41586-018-05049-5
4. Source: Tufts Center for the Study of Drug Development – Impact Report – Volume 20 Number 3 – May/June 2018 as it relates to non-orphan drugs: https://static1.squarespace.com/static/5a9eb0c8e2ccd1158288d8dc/t/5af455f9352f53cd2156399e/1525962233431/summary_mayjune18.pdf%20

Science 37 Pioneered Decentralized Clinical Trials.

Patient Centric Model Generates Better Outcomes

Patient Centric Model

- Unified platform
- Proven processes
- Differentiated Services

Decentralized Clinical Trials

Science 37 Pioneers Virtual Trials in 2014

7 Years of insights in DCT

We've conducted more fully virtual trials.

95+
decentralized clinical trials (DCTs)

366,000+
engaged patients

Patients

Meta site

Sponsor



Science 37 Technologies Outcomes

Enroll Patients Faster
Up to **15x** faster than sites in same study

Retain Patients Longer
Up to **28%** longer than industry average

Represent the Real Population
Up to **3x** Higher enrollment from diverse communities

Pharma Gain in revenue
Potential of **>$54M** 3 months average trial acceleration

Source: Science 37 internal case study, reports, and estimates

Accelerating and Fueling our Path Forward.

MISSION

To accelerate clinical research by enabling universal access for patients and providers, anywhere

VISION

To be the operating system that powers every clinical trial.



Patient Communities
Remote Coordinators
DCT Operating System
Telemedicine Investigators
Mobile Nurses
Connected Devices

VALUES

- Intentional Focus
- Break Barriers
- Make a Difference
- Gratitude & Respect

STRATEGIC PRIORITIES

- Organization Engagement
- Innovation & Quality
- Customer Success
- Top-Line Growth

Full-Stack, E-2-E Technology & Network Enables Trial Orchestration.


Science 37
TECHNOLOGIES
WORKFLOW ORCHESTRATION
EVIDENCE GENERATION
DATA HARMONIZATION
Technology Platform
Patient Communities
Telemedicine Investigators
Mobile Nurses
Remote Coordinators
Connected Devices

Science 37 is a Pioneer & Leader in DCT.

Large Pharma Customers

AMGEN, Boehringer Ingelheim, gsk, Genentech, Roche, janssen (Johnson & Johnson), NOVARTIS, SANOFI

Mid-Size Pharma Customers

Incyte, REGENERON, ucb

Biotech Customers

Adrenas, advicenne, ARENA, ascendis pharma, freenome, HARMONY BIOSCIENCES, moderna, allovir, VectivBio, Voyager, QOL Medical

Academic/Gov't Customers

BILL & MELINDA GATES MEDICAL RESEARCH INSTITUTE, NIH National Institutes of Health, FDA U.S. FOOD & DRUG ADMINISTRATION, Duke Clinical Research Institute, USC Dermatology

Press & Awards

BioSpace, BUSINESS INSIDER, Digital Health 150, FIERCE Biotech, Forbes, TechCrunch, THE WALL STREET JOURNAL, FORTUNE

Partnerships

ADVARRA, AiCure, DATAVANT, FOUNDATION MEDICINE, ERT, Hillrom, medgate, PPD, SIGNANT HEALTH, Syneos Health, Xperiome

DCT Configurations to Enable Any Study.

	Science 37 Platform	Trial Orchestration	Sole Provider
Full DCT	✓	✓	✓
Metasite ™	✓	✓	
Technology	✓		

Technology Configurations	Patient Engagement	Remote eConsent	eSource (eCOA, eCRF)	Telemedicine	3rd-Party Integration
Network Configurations	Patient Recruitment	Coordinator Network	Mobile Nurse Network	Investigator Network	Connected Devices
Study Configurations	Early Phase	Pivotal Studies	Long-Term Follow-up	Real-World Evidence	Any Indications

Decentralization on Massive Scale.

Oncology Diagnostic Pivotal Trial
Biotech

Situation

- Requires thousands of blood samples and colonoscopies to predict CRC
- Rescued a top-CRO traditional brick & mortar study

Approach

- No Geographic Limitations
- Nationwide enrollment
  - Web-Based Screening
  - Remote eConsent
- Blood Draw
  - System-Triggered Event
  - Mobile Phlebotomist
- Colonoscopy
  - Telemedicine PI Referral
  - System-Triggered Event
  - Local GI Procedure

Outcomes

2,000+

Enrolled in a month

5,380+

enrolled in half of the total recruitment period

Precision Medicine.

Oncology Pivotal Label Expansion
Top 10 Pharma

Situation

- Cancer treatment for patients with a rare tumor mutation
- Not feasible via a traditional B&M solution as would require thousands of sites

Approach

- FDA-informed study design
- Precision enrollment via a tumor-sequencing registry
- Bring Your Own Investigator
  - Including KOL oncologists
  - Trained on Science 37 SOPs and Technology Platform
  - Telemedicine visits
- Direct IMP distribution
- Remote eConsent, eSource, eCOA

Outcomes

2 Days
First patient identified

Expanding Globally

Faster Start-up and Greater Continuity of Care.

Oncology Interventional Pivotal Trial
Top 10 Pharma

Situation

- Subcutaneous formulation extension for an approved intravenous targeted therapy for breast cancer.

Approach

- Support patients and investigators at large academic cancer centers.
- Telemedicine follow-ups
- Direct IMP distribution
- Science 37 mobile nurse administrating a subcutaneous injection
- Remote eCOA, ePRO, ClinROs

Outcomes

4x

Faster study start-up

"All clinical trials are special but this one... is above and beyond anything I have seen in my oncology career."

Executive Group Medical Director
Top 10 Pharma Company

Configurable Technology Deployment.

Situation

- Top 20 pharma needed technology solution to support study execution

Approach

- Configured Science 37 Technology Platform for eConsent, ePro and eSource for multi-site trial

Outcomes

- Built and deployed technology platform in 4 days

Situation

- Top 10 pharma needed global technology capabilities

Approach

- Configured Science 37 Technology Platform for telemedicine, eConsent, eCOA, eSource multi-site trial

Outcomes

- With technology platform available around the world, able to rapidly deploy

Situation

- Large CRO needed decentralized technology to fuel portfolio of studies

Approach

- Configured Technology Platform as SaaS; eCOA, telemedicine, wearable integration, eSource and eConsent

Outcomes

- Operationalizing studies across the enterprise

Science 37 Defines the Standard Clinical Trial OS.

Empowers Clinical Trials and Optimizes the Experience & Outcomes for Participants

Traditional, site-based trial + Decentralized trial (DCT)



Sponsor
Contract Research Associates
Site
Study Coordinator
Investigator
Nurse
Patients
Patients
Metasite
Sponsor

Agile Clinical Trials



Home
Patients
PoC
Providers
Telemedicine
Site
Sponsors

To win in this new era, leaders will need the following:

- Ability to activate any Provider and any Patient – regardless of premises
- A network of traditional providers, telemedicine providers, mobile nurses and remote coordinators
- A flexible operating system to seamlessly navigate between on-site and off-site

Agile Clinical Trials in Action.

Global Hepatobiliary Disease Top 10 Pharma

Situation

- Global Reach: Top 10 Pharma studying, on a global scale, effectiveness of treatment for Hepatobiliary Disease, including China, Russia, Europe and North and South America

Approach

- Technology Platform in Russia and China
- Technology Platform+ deploying nurse teams globally
- Science 37 Metasite™ in the U.S.

Pivotal Infectious Disease Biotech

Situation

- Massive Scale: Biotech developing highly differentiated antibodies with Phase 2/3 pivotal trial. A global, multi-center, double-blind, placebo-controlled clinical trial

Approach

- Leveraging Science 37 Technology Platform as the EDC, CTMS and Source Data of Record
- Science 37 Metasite™ can enable broader patient coverage

- CRO manages tradition sites startup and monitoring
- Science 37 platform deployed across all sites

=>

- Science 37 is the EDC
- Science 37 is the CTMS
- Science 37 is the reporting engine
- Science 37 captures the primary endpoints
- Science 37 is the system of record

Technology Platform



Chris Ceppi
Chief Product Officer

A Technology-Enabled Transformation.

Traditional Misaligned Model:

- Site-centric
- Paper-based
- Utilitarian
- Point solutions
- Siloed Data
- Static

Built to Disrupt

- Patient-centric
- Electronic
- Engaging
- End-to-End
- Centralized Data
- Mobile

Agile Clinical Trials


Home
Patients
PoC
Providers
Telemedicine
Site
Sponsors

Full-Stack, E-2-E Technology Platform.


Patient Communities
Remote Coordinators
DCT Operating System
Telemedicine Investigators
Mobile Nurses
Connected Devices

Full-Stack, E-2-E Technology Platform.


Patient Communities
Remote Coordinators
Telemedicine Investigators
Mobile Nurses
Connected Devices
PATIENT EXPERIENCE
PATIENT REPORTED
INTERNAL
CLINICAL CONDUCT
INVESTIGATOR EXPERIENCE
Workflow Orchestration
Evidence Generation
Data Harmonization
COORDINATOR EXPERIENCE
REAL-WORLD EVIDENCE
EXTERNAL
DEVICE WEARABLES
NURSE EXPERIENCE

Full-Stack, E-2-E Technology Platform.



Patient Communities
Remote Coordinators
Telemedicine Investigators
Mobile Nurses
Connected Devices
Retention CRM
Recruitment CRM
PATIENT EXPERIENCE
S37 Patient App
Trial Landing Pages
QOL
ePRO
PATIENT REPORTED
Health Status
Symptom Reporting
INTERNAL
Remote Monitoring
UAT Validation
Query Management
Rapid Trial Builder
Performance Analytics
ClinROs
Lab Data
CLINICAL CONDUCT
eSource
Remote eConsent
Telemedicine
INVESTIGATOR EXPERIENCE
Medical Record Review
SAE/ AE Tracking
Data Review and Approval
Workflow Orchestration
Evidence Generation
Data Harmonization
Patient Concierge
Investigator Support
COORDINATOR EXPERIENCE
Mobile Nurse Mgmt
Logistics Mgmt
Long-term Follow-up
REAL-WORLD EVIDENCE
Post Marketing Safety
ObsRO
Longitudinal Data Aggregation
Open APIs
EDC Integrations
Tokenization
EXTERNAL
Activity Monitor
Cardiac Safety
DEVICE WEARABLES
Sleep Monitoring
Lung Function
Scheduling
Clinical Coordination
NURSE EXPERIENCE
Labs Data Collection
IMP Mgmt

...With the Utmost **Comprehensive Security & Privacy.**

1 Infrastructure

- Fully cloud based
- Multi-tenant architecture with data segregation
- Real-time backup and disaster recovery

2 Access Control

- Zero-trust security model
- Multi-factor authentication
- Role-based access controls
- Universal audit trail

3 Encryption

- All data encrypted in transit (TLS 1.2) and at rest (AWS KMS, AES 256)
- Privacy Vault
- BYOKey

4 Privacy

- Dedicated Data Privacy Officer with CIPP/E and CIPP/U.S. certifications
- Formal documented Privacy Policy
- Privacy by design and by default approach, provides participants privacy prompts at every stage

5 Operations

- Dedicated AppSec team
- 24/7 monitoring and pen testing
- Enforce OWASP secure coding standards
- Continuous Governance Security Council

Unlike Any Other: **Purpose-Built Technology Platform.**

DCT Operating System

Workflow Orchestration	Already Optimized for the Modern Clinical Trial
Evidence Generation	Multi-channel, Paperless, Centralized
Data Harmonization	Real-time Data Flow and Visibility
Global Infrastructure	Enabling Scale with Confidence
Regulatory Compliance	Applying Compliance to the New World

Creating Optimal **Trial Orchestration.**


Science 37
A DECENTRALIZED STUDY TO EVALUATE THE EFFICACY AND SAFETY OF AN INVESTIGATIONAL DRUG IN METASTATIC NSCLC
Help advance cancer research


Patient Communities
Science 37
TECHNOLOGIES
DCT Operating System

Creating Optimal **Trial Orchestration.**


Science 37
TECHNOLOGIES
Telemedicine
Investigators
DCT
Operating System


Hi Matt
Welcome to Science 37

Creating Optimal **Trial Orchestration.**



My Patients



Science 37
TECHNOLOGIES
Patient
Communities
Telemedicine
Investigators
DCT
Operating
System
Remote
Coordinators
Mobile
Nurses
Connected
Devices

Creating Optimal **Trial Orchestration.**


Good evening, Danielle
Tasks for today
EQ-5D-5L
Due Today
Modified Cancer Therapy Satisfaction Questionnaire
Due Today
NCI PRO-CTCAE ITEMS
Due Today
Daily IMP Compliance Tracking
Due Today
Next upcoming tasks
Science 37 TECHNOLOGIES
Patient Communities
Telemedicine Investigators
DCT Operating System
Danielle Smith

Creating Optimal **Trial Orchestration.**



Science 37 TECHNOLOGIES
Patient Communities
Telemedicine Investigators
DCT Operating System
Remote Coordinators
Mobile Nurses
Connected Devices
Clinical Trials

Technology to Enable the Future of Clinical Research.

Disrupting a $60b Market by Constructing the category-defining Clinical Trial Operating System


CORE
Workflow Orchestration
Evidence Generation
Data Harmonization
EXTEND
eCOA
RWE
Clinical IdM
Developer Community
EXPAND
Agile Analytics
Automated Builds
No Touch Trials
Digital Phenotype

Virtual Delivery Model



Darcy Forman
Chief Delivery Officer

Industry's Biggest Issue: Inability to Participate.

For Patients

8%
Patients participate

For Providers

5%
Physicians participate



Geographic Barrier
>26 miles from site = poor enrollment with 30% drop-out rates

High Cost / Low Incentive
to house clinical teams or send patients out of practice for trials

Poor Patient Centricity

Science 37 Enables Participation by Virtually Any Patients and Any Providers


Patients
From Home, Anywhere
Providers
Without Infrastructure Costs

Full-Stack, E-2-E Technology & Network Enables Trial Orchestration.


Science 37 TECHNOLOGIES
WORKFLOW ORCHESTRATION
EVIDENCE GENERATION
DATA HARMONIZATION
Technology Platform
Patient Communities
Telemedicine Investigators
Mobile Nurses
Remote Coordinators
Connected Devices

Technology-Empowered **Patient Experience.**


Science 37
TECHNOLOGIES
WORKFLOW ORCHESTRATION
EVIDENCE GENERATION
DATA HARMONIZATION
Technology Platform

Patient Communities

SCIENCE 37 APPROACH:

ATTRACT PARTICIPANTS

- Optimized recruitment strategies tailored and driven by patient, protocol, and trial need.
- Multi-channel approaches include digital, pharmacy, provider networks, registries and advocacy groups.

RETAIN PATIENTS

- Streamlined technology experience with white glove coordinator support for above-average retention rates

BUILD COMMUNITY

- Developing representative community to ensure patient-centric design, execution and delivery for diverse populations

Enroll Patients Faster
Up to
15x faster than sites in same study

Retain Patients Longer
Up to
28% longer than industry average

Represent the Real Population
Up to
3x Higher enrollment from diverse communities

Expanding Investigator Access with Technology.



Science 37
TECHNOLOGIES
WORKFLOW ORCHESTRATION
EVIDENCE GENERATION
DATA HARMONIZATION
Technology Platform

Telemedicine Investigators

SCIENCE 37 APPROACH:

EMPOWER INVESTIGATORS

- Broad therapeutic area investigator coverage
- GCP-trained investigators in U.S., Canada, Europe and Asia-Pacific
- Telemedicine-based investigators through a broader institutional partnership model

ACCESS PATIENTS and PROVIDERS

- Leverage global provider network to access patients and providers, anywhere

On-Demand activation for efficient delivery and variable cost

Able to support **any therapeutic area** or specialty area expertise

Reach **virtually any patient, anywhere** while enabling trusted, physician-patient relationship

Technology-Enabled **Science 37-trained Nurse Network.**



Science 37 TECHNOLOGIES
WORKFLOW ORCHESTRATION
EVIDENCE GENERATION
DATA HARMONIZATION
Technology Platform

Mobile Nurses

SCIENCE 37 APPROACH:

UNIFORM PROCESS

- Scalable, highly-trained mobile nurse network
- Single set of global SOPs and processes
- Robust training and comprehension standards

EXTENSIVE CAPABILITY

- Comprehensive, in-home capabilities for data collection, flexible and tailored for study requirements

EXPANSIVE COVERAGE

- Proprietary methodology for rapidly deploying standard global process

On-Demand mobile nurse network activation for **efficient delivery**

Uniformly trained mobile nurse network for **consistent delivery**

Reach **virtually any patient, anywhere** with in-home support for **reliable data collection**

Technology-Enabled **Inclusive Trial Coordination.**


Science 37
TECHNOLOGIES
WORKFLOW ORCHESTRATION
EVIDENCE GENERATION
DATA HARMONIZATION
Technology Platform

Remote Coordinators

SCIENCE 37 APPROACH:

CONCIERGE-LEVEL SUPPORT

- Global set of process and SOPs for consistent trial enablement
- Technology-enabled workflow to ensure robust data collection
- Coordinators answer questions, manage screening, consent, scheduling, and supply delivery
- Patient-first visit scheduling while supporting study teams

Empowering patients with white-glove support for enhanced retention

Enabling study teams with coordinated scheduling and delivery

Ensuring technology-enabled, seamless trial orchestration

Customizable, Integrated **to Enable Data Collection.**



Science 37
WORKFLOW ORCHESTRATION
EVIDENCE GENERATION
DATA HARMONIZATION
Technology Platform

Connected Devices

SCIENCE 37 APPROACH:

SEAMLESS EXPERIENCE

- Open API and seamless integrations for reliable data collection

FLEXIBLE INTEGRATION

- Protocol-specific, driven by patient and trial needs to enable data collection through any connect device

Virtual any data source from ECG, adherence devices and more..

- Actigraphy
- Medication reminders
- Wound imaging care
- Movement accelerometers
- Sensors

Proven: **Ensuring Alignment, Consistency and Speed.**


Science 37
TECHNOLOGIES
WORKFLOW ORCHESTRATION
EVIDENCE GENERATION
DATA HARMONIZATION
Technology Platform

CONTACT TO KICKOFF

- Strategic solutioning specific for each opportunity
- Deep clinical and DCT knowledge used for each trial to optimize execution strategy

KICK OFF TO CONDUCT

- Supported by S37 SOPs and procedures tied with proper planning (in contact to kick off) to accelerate startup
  - Platform design and configuration
  - Activation of global networks

CONDUCT TO CLOSEOUT

- Strategic solutioning specific for each opportunity
- Deep clinical and DCT knowledge used for each trial to optimize execution strategy

Greater sponsor visibility through entire study lifecycle	Consistent processes reduce rework and **accelerate timelines**	Uniform delivery **reduces variability**

Universal **Commitment to Excellence.**



Patient Net Promoter Score[1] (NPS):

Science 37 NPS
46

&



Sponsor Net Promoter Score[2] (NPS):

Science 37 NPS
40

[1] Source: Science 37 Patient Net Promoter Score Survey – May 31st -July 15th, 2021, based on 24 survey responses
[2] Source: Science 37 Net Promoter Score Survey – Q4 2020 based on a limited number of survey responses

Growth Strategy



Drew Bustos
Chief Strategy & Marketing Officer



Steve Geffon
Chief Commercial Officer

Large Market Opportunity.

2021 Total Available Market (TAM) ~

$195 Billion R&D Spend


Annual growth in R&D spend
Global pharma R&D spend ($B)
Forecast[1]
4-5%
136
139
145
149
159
168
181
186
188
195
202
211
221
2012
2013
2014
2015
2016
2017
2018
2019
2020F
2021F
2022F
2023F
2024F
R&D Spend: 2012 – 2019
R&D Spend: 2020 – 2024

1. Pre-COVID forecast. Source: EvaluatePharma; BCG Analysis
2. Serviceable Available Market: Management estimates as of April 2021

2021F Serviceable Available Market (SAM)[2]


$60 Billion
CAGR ~6% '21 – '26
50%
33%
17%
CRO
Home Health
Recruitment & eClinical

Key Industry Trends.

- **Biotech Funding All-time High**
- **R&D Spend Concentrated in Phase II & III**
- **Tech Outsourcing Growing**
- **Global Regulatory Acceptance**

Key Trends.

Biotech Funding All-time High

R&D Spend Concentrated in Phase II & III

Tech Outsourcing Growing

Global Regulatory Acceptance

$70+ Billion[1]

In H1-2021 funding. On pace to top 2020 of $134 billion

[1] July 12, 2021 – Baird Equity Research: Healthcare Supply Chain & Pharma Services

Key Trends.

Biotech Funding All-time High

R&D Spend[2] Concentrated in Phase II & III

Tech Outsourcing Growing

Global Regulatory Acceptance

Trials/Phase[1]

	P-II	P-III	P-IV	Total
2019	9,330	3,906	3,722	16,958
2020	8,712	4,213	3,529	16,454
2021 YTD	**6,693**	**2,581**	**2,421**	**11,695**



50%
33%
17%
11,695[2]
Phase II
Phase III
Phase IV

[1] Global Data Analysis – July 14th, 2021: WW interventional & observational trials (Sponsors, Academia, and Government)

[2] Management estimates

Key Trends.

Biotech Funding All-time High

R&D Spend Concentrated in Phase II & III

Tech Outsourcing Growing

Global Regulatory Acceptance

65%[1]+

Of R&D activities are outsourced

[1] 2019 Avoca State of the Industry Report: https://www.theavocagroup.com/wp-content/uploads/2020/04/2019-Avoca-Industry-Report_Outsourcing.pdf

Key Trends.

Biotech Funding All-time High

R&D Spend Concentrated in Phase II & III

Tech Outsourcing Growing

Global Regulatory Acceptance



FDA

74+[1]

COVID-specific guidance documents issued by the FDA since March 2020

[1] Contract Pharma: https://www.contractpharma.com/issues/2021-06-01/view_features/cro-industry-update-544885/

Strategy & Growth Drivers.

Disrupting a $60b Market by Constructing the category-defining Clinical Trial Operating System

Core

- SaaS and aPaaS
- Patient Platform (Recruitment, Enrollment, & Engagement)
- Globalization of DCT
- Connected Devices at Scale
- Commercial Expansion

Expand

- CRO
- eCOA
- RWE
- Diversity
- Clinical Care

Extend

- Provider Tech Enablement
- Provider Network Sources
- Performance & Risk Mgmt.

01

02

03

Achieving our Growth Drivers.

1 Organic:

- Focus on organic product development in building out the Operating System to enable clinical trials

Core — Expand — Extend

2 Partnerships

ADVARRA, AiCure, DATAVANT, FOUNDATION MEDICINE, ERT, Hillrom, medgate, PPD, SIGNANT HEALTH, Syneos Health, Xperiome

3 Acquisitions



Core
Increase scale
Expand
Enhanced capabilities
Extend
New capabilities

Why Science 37 Wins.



Science 37 TECHNOLOGIES
The Clinical Trial Operating System
TRIAL ORCHESTRATION
Complete
None
CROs
parexel
ICON
Syneos Health
COVANCE
PPD
IQVIA
Clinical Home Health
medix
FIRMA
pcm healthcare
mm
Site-Based Recruitment
ELLIGO
CIRCUIT
Patient Recruitment
antidote
trialbee
TrialSpark
eClinical Providers
IBM Watson Health
medrio
SIGNANT HEALTH
wcg
ORACLE
Clinical Ink
medidata
yprime
ERT
Veeva
Decentralization Tech
THREAD
MEDABLE
Site-Centric
TECHNOLOGY
Fully Decentralized

1. Science 37 management team assessment based on competitor public announcements.

Why Science 37 Wins.



Tech is not a core competency of CRO's
DCT model requires different SOPs
DCT would cannibalize competitors' core business
CROs
parexel
ICON
Syneos Health
COVANCE
PPD
IQVIA
Clinical Home Health
medix
FIRMA
pcm healthcare
Science 37 TECHNOLOGIES
The Clinical Trial Operating System
Site-Based Recruitment
ELLIGO
CIRCUIT
Patient Recruitment
antidote
trialbee
TrialSpark
eClinical Providers
IBM Watson Health
medrio
SIGNANT HEALTH
wcg
ORACLE
Clinical Ink
medidata
yprime
ERT
Veeva
Decentralization Tech
THREAD
MEDABLE
Complete
TRIAL ORCHESTRATION
None
Site-Centric
TECHNOLOGY
Fully Decentralized

1. Science 37 management team assessment based on competitor public announcements.

Why Science 37 Wins.


Complete
TRIAL ORCHESTRATION
None
CROs
parexel
ICON
Syneos Health
COVANCE
PPD
IQVIA
Clinical Home Health
medix
FIRMA
pcm healthcare
The CRO Clinical Trial Operating System (OS)
Science 37 TECHNOLOGIES
The Clinical Trial Operating System
Site-Based Recruitment
ELLIGO
CIRCUIT
Patient Recruitment
antidote
Trialx
trialbee
TrialSpark
eClinical Providers
IBM Watson Health.
medrio
SIGNANT HEALTH
wcg
ORACLE
Clinical Ink
medidata
yprime
ERT
Veeva
Decentralization Tech
THREAD
MEDABLE
Site-Centric
TECHNOLOGY
Fully Decentralized

1. Science 37 management team assessment based on competitor public announcements.

Why Science 37 Wins.


Science 37 TECHNOLOGIES
The Clinical Trial Operating System
TRIAL ORCHESTRATION
Complete
None
CROs
parexel
ICON
Syneos Health
COVANCE
PPD
IQVIA
Clinical Home Health
medix
It's a matter of life
FIRMA
pcm healthcare
mm
• Little to minimal ability to orchestrate
• Lack of integrated solutions
Site-Based Recruitment
ELLIGO
CIRCUIT
Patient Recruitment
langland
antidote
Trialx
trialbee
my Health Teams
TrialSpark
eClinical Providers
IBM Watson Health
medrio
SIGNANT HEALTH
wcg
ORACLE
Clinical Ink
medidata
yprime
ERT
Veeva
Decentralization Tech
THREAD
MEDABLE
Site-Centric
TECHNOLOGY
Fully Decentralized

1. Science 37 management team assessment based on competitor public announcements.

Why Science 37 Wins.



Science 37 TECHNOLOGIES
The Clinical Trial Operating System
• Continue to extend E2E, OS of the future
• Partnering with key point solutions
• Own tech workflow experience as competitive moat
Complete
TRIAL ORCHESTRATION
None
CROs
parexel
ICON
Syneos Health
COVANCE
PPD
IQVIA
Clinical Home Health
medix
FIRMA
pcm healthcare
Site-Based Recruitment
ELLIGO
CIRCUIT
Patient Recruitment
antidote
Trialx
trialbee
TrialSpark
eClinical Providers
IBM Watson Health.
medrio
SIGNANT HEALTH
wcg
ORACLE
Clinical Ink
medidata
yprime
ERT
veeva
Decentralization Tech
THREAD
MEDABLE
Site-Centric
TECHNOLOGY
Fully Decentralized

1. Science 37 management team assessment based on competitor public announcements.

Top-Line Growth Acceleration.


Qualified Funnel Over Time
Millions ($)
$300
$250
$200
$150
$100
$50
$-
$61
$144
$175
$175
$248
4x
Growth Y/Y
Q1-2020
Q2-2020
Q3-2020
Q4-2020
Q1-2021


TTM Gross and Net Bookings
Millions ($)
Net Bookings
Gross Bookings
$120
$100
$80
$60
$40
$20
$-
$14
$13.9
$33.1
$32.9
$45.1
$41.7
$61.2
$55.7
$102.7
$95.4
Q1 '20
Q2 '20
Q3-20
Q4-20
Q1-21*

*Q1-2021 Actuals

Commercial Approach.

Increasing Headcount to Drive Growth



3x
Y/Y
2x
Y/Y
2020A
2021E
2022E

- Typical experience is 5-10 yrs. managing complex tech sales cycles
- Backgrounds include commercial roles at IQVIA, ERT, Elligo, Medable, AiCure, Medrio, UMotif, Signant Health, etc.

Customer Segments



84
35
2,010[1]
Companies
with 3+ trials
1891
51%
11,695[1]
2021 Trial Starts
18%
31%
Large Pharma
Mid-Tier
Emerging

Channel & Specialty Sales

CRO

Specialist Sales team addressing channel partners in US, EU and APAC as overlay to direct sales

Technology Solutions

Specialist sales team selling tech portfolio (eConsent, eSource, ePRO, Telemedicine and full platform as SaaS / aPaaS)

Real-World Evidence

Specialist sales team addressing adjacent market for pragmatic, observational, prospective, LTFU studies

[1] Global Data: 2021 WW Observational & Interventional Trials Phase II thru Phase IV, July 14th, 2021

Portfolio Expansion


Net New Logos
12
8
4
0
2
9
3
6
7
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021


Net Bookings - Repeat Customers vs New
Millions
$80
$60
$40
$20
$-
Repeat Bookings
New Bookings
$45
$10
$8
$32
FY 2020
Q1 2021

Working with 11 of Top 20 Pharma


Top 10 Therapeutic Area Segmentation[1]
13%
12%
10%
10%
5%
4%
4%
2%
15%
26%
Oncology
Dermatology
Nephrology
CNS
Hematology
Immunology
Respiratory
Endocrinology
Infectious Disease
Other

[1] As percentage of Q1-2021 qualified pipeline

Customer Penetration.


H
RATE OF ADOPTION
L
Tech +
Metasite
Decentralized Trial (DCT)
REVENUE GENERATION & VALUE CREATION
H

Case Study Top 10 Pharma		
	LAND:	Enterprise Tech Adoption for Telemed & eConsent.
	EXPAND:	Won Phase III interventional study with full tech adoption (ePRO, eSource, Telemedicine, eConsent) in 16 countries, including China and Russia
	EXTEND:	Virtual site in the US, including Science 37 Investigators, mobile nursing, DTP shipment

4x

Contract multiplier

Science 37 TECHNOLOGIES

Financial Overview



Mike Zaranek

Chief Financial Officer

Top-Line Growth Acceleration.


TTM Gross and Net Bookings
Millions ($)
$120
$100
$80
$60
$40
$20
$-
Net Bookings
Gross Bookings
$14
$13.9
$33.1
$32.9
$45.1
$41.7
$61.2
$55.7
$102.7
$95.4
Q1 '20
Q2 '20
Q3-20
Q4-20
Q1-21*

*Q1-2021 Actuals


Net Bookings thru 2025
Millions ($)
$500
$400
$300
$200
$100
$12
$56
$119
$218
$258
$338
$444
52%
CAGR '20- '25
2019
2020
2021F
2022F
2023F
2024F
2025F

Income Statement.



Significant Revenue Scaling
'20 – '25 F
CAGR 73%
Millions ($)
$400
$350
$300
$250
$200
$150
$100
$0
'20 – '22
CAGR: 108%
$24
$52
$102
$182
$261
$362
81%
Revenue Coverage² in '21F
2020¹
2021F
2022 F
2023F
2024F
2025 F



Gross Margin³ Expansion
Millions ($)
$200
$150
$100
$50
$0
60%
50%
40%
30%
20%
10%
0%
4.7%
31.6%
45.9%
50.0%
53.8%
54.5%
$1.1
$16.5
$47.0
$91.3
$140.7
$197.7
55%
Gross margin in '25F
2020¹
2021 F
2022 F
2023 F
2024 F
2025 F

1. 2020 Figures are unaudited
2. As of April 12, 2021
3. Gross Margin excludes stock-based comp

Income Statement.

In 000's	2019 Actuals	2020 Actuals	2021 Forecast	2022 Forecast	2023 Forecast	2024 Forecast	2025 Forecast
Net Bookings	12,182	55,732	119,000	218,269	257,664	338,264	444,069
Total Revenues	**$14,081**	**$23,704**	**$52,130**	**$102,253**	**$182,497**	**$261,319**	**$362,420**
Cost of Revenues	7,852	22,597	35,658	55,271	91,208	120,602	164,690
Gross Profit	**$6,229**	**$1,107**	**$16,472**	**$46,982**	**$91,289**	**$140,718**	**$197,730**
Gross Margin %	*44%*	*5%*	*32%*	*46%*	*50%*	*54%*	*55%*
Selling, General and Adminstrative Expenses (ex. Dep/Amort & Stock-based Comp)	(21,620)	(28,230)	(65,053)	(93,906)	(106,688)	(125,768)	(143,031)
Adjusted EBITDA	**($15,391)**	**($27,123)**	**($48,580)**	**($46,924)**	**($15,399)**	**$14,949**	**$54,699**
Adj. EBITDA Margin %	*-109%*	*-114%*	*-93%*	*-46%*	*-8%*	*6%*	*15%*

Adjusted EBITDA is defined as net income (loss), adjusted for: income tax benefit (expense), depreciation and amortization, interest expense (net), stock-based compensation, other income (expense), net, restructuring and related charges, and certain other non-cash and non-recurring items impacting net income such as costs associated with this contemplated transaction.

Financial Overview

In 000's

	Q1 2020 Actuals	Q1 2021 Actuals
Net Bookings	1,074	40,708
Total Revenues	**$3,066**	**$12,438**
Cost of Revenues	1,604	8,638
Gross Profit	**$1,462**	**$3,800**
Gross Margin %	*48%*	*31%*
Selling, General and Adminstrative Expenses (ex. Dep/Amort & Stock-based Comp)	(5,856)	(8,938)
Adjusted EBITDA	**($4,394)**	**($5,138)**
Adj. EBITDA Margin %	*-143%*	*-41%*

Adjusted EBITDA is defined as net income (loss), adjusted for: income tax benefit (expense), depreciation and amortization, interest expense (net), stock-based compensation, other income (expense), net, restructuring and related charges, and certain other non-cash and non-recurring items impacting net income (loss) such as costs associated with this contemplated transaction.

Adjusted EBITDA Reconciliation.

	Q1 2020	Q1 2021	FY2019	FY2020
Net Loss	($5,749)	($6,826)	($18,469)	($31,674)
Interest Income	($70)	($1)	($626)	($77)
Deprecation & Amortization	$973	$1,497	$3,344	$4,447
Other Income	($234)	($34)	($33)	($712)
Stock-based compensation expense	$32	$226	$393	$122
Restructuring costs	$654	$0	$0	$772
Adjusted EBITDA	**($4,394)**	**($5,138)**	**($15,391)**	**($27,123)**

Transaction Overview.

Science 37 has agreed to key terms of a Potential Business Combination with LifeSci Acquisition II Corp. (LifeSci)

Transaction Structure:	$80.1M cash in trust[a]; $200.0M PIPE proceeds Selling shareholders of the company to receive newly issued shares of SPAC common stock at $10.00 per share and an additional 12.5 million shares subject to a price-based earnout[b]
Use of Proceeds:	The company intends to use the net proceeds from the transaction for geographic expansion, to expand its tech platform to further service pharma and to pursue M&A opportunities
Valuation:	$1,300 pro forma equity value; $1,050 pro forma fully-diluted TEV with no debt outstanding at closing
Timeline:	The Potential Business Combination was announced on May 7, 2021

(a) Assumes no redemption from LifeSci's existing public shareholders.
(b) 5 million earnout shares at $15.00 and 7.5 million earnout shares at $20.00 (for 20 trading days of any consecutive 30 trading day period following closing)

Transaction Detail.

Sources, Uses, and Pro Forma Cap Table

SOURCES

($M)	
Common Stock Issued to S37	$1,000
Cash Held in Trust[a]	80
PIPE	200
Total Sources	**$1,280**

USES

($M)	
Common Stock Issued	$1,000
Payment of Transaction Expenses	30
Cash to Balance Sheet	250
Total Uses	**$1,280**

PRO FORMA VALUATION

($M, %)	PF Shares	Ownership
LSAQ Sponsor Shares	2.0	1.5%
Public Shareholders	8.0	6.2%
S37 Roll-Over	100.0	76.9%
PIPE	20.0	15.4%
Pro Forma Shares Outstanding[b]	**130.0**	**100.0%**
Share Price		$10.00
Pro Forma Shares Outstanding		130.0
Total Equity Value ($10 per share)		**$1,300.1**
Plus: Debt		0
Less: Cash		(250)
Pro Forma Fully-Diluted TEV		**$1,050.0**
2023E Revenue		$182.50
EV / 2023E Revenue		**5.8x**

ILLUSTRATIVE PRO FORMA OWNERSHIP[b]



PIPE
LSAQ Sponsor Shares
Public Shareholders
S37 Roll-Over
PIPE, 15.4%
LSAQ Sponsor Shares, 1.5%
Public Shareholders, 6.2%
S37 Roll-Over, 76.9%

Note: deal is on a cash free, debt free basis.

(a) Assumes no redemption from LifeSci's existing public shareholders.

(b) Share count excludes i) 3.146M private placement warrants (strike price of $11.50) that are expected to be converted into share of common stock at the closing and ii) 12.5M of seller earnout shares (5M shares vesting at $15.00 / share and 7.5M vesting at $20.00 / share).

Comparable Company Benchmarking.



Revenue CAGR 2021-2023
Drug Development Technology
Disruptive Healthcare Technology Platforms
Vertical Software
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
15%
19%
26%
20%
26%
27%
35%
62%
7%
10%
16%
18%
22%
26%
87%
CERT
SLP
MXCT
HCAT
PHR
TDOC
GDRX
BFLY
GWRE
BSY
TYL
DCT
VEEV
NCNO
S37



Enterprise Value / 2023E Revenue
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
5.8x
10.5x
10.7x
23.8x
7.1x
7.5x
8.3x
8.7x
12.3x
9.2x
9.9x
14.9x
16.1x
17.6x
21.6x
S37
SLP
CERT
MXCT
HCAT
TDOC
BFLY
GDRX
PHR
TYL
GWRE
DCT
BSY
NCNO
VEEV

Source: Company internal data, public filings, and CapitalIQ as of 7/13/21.

Science 37

Selected Comparable Companies.

	Companies	EV/Revenue 2023E[(a)]	Revenue CAGR 2021-2023E[(a)]
Disruptive Healthcare Technology Platforms	Butterfly Network, GoodRx, HealthCatalyst, Phreesia, Teladoc	8.8x	34%
Drug Discovery Enablement	MaxCyte, Certara, SimulationsPlus	15.0x	20%
Vertical Software	Duck Creek Technologies, Guidewire, nCino, Bentley, tyler technologies, Veeva	14.9x	16%
Science 37		5.8x	87%

(a) Figures presented are the mean for each category. Source: Company internal data, public filings, and CapitalIQ as of 7/13/21.

Closing Remarks



David Coman
Chief Executive Officer

Science 37 Investment Highlights.

Disrupting the $60b Clinical Trial Industry

- Up to 15x faster than traditional clinical trials
- Up to 28x greater patient/participant retention
- Up to 3x more diverse participants

Category-Defining Clinical Trial Operating System

- Unifying technology platform to enable workflow, evidence generation and data harmonization
- On-demand telemedicine investigators and gig-economy nursing for home visits
- Integrations into networks (EHR and EDC) and connected devices to expedite trial operations

Strong Financial Performance

- $444M net bookings in 2025 expected to increase from $119M in 2021
- $362M revenue in 2025 expected to increase from $52M in 2021
- Gross profit margin expected to increase to 55% in 2025

Significant Growth Opportunities Ahead

- Model expansion: commercial, geographic, technology
- Expanded offerings: rapidly growing adjacencies
- Potential M&A opportunities

Q&A

Science 37®
TECHNOLOGIES

Science37®

Thank you.

in Science37

@Science37

Science37

Science37.com